March 16, 2012

BY FACSIMILE

Ms. Susan Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-14223

VIA EDGAR

Dear Ms. Hayes,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 22, 2012, relating to Knight’s Schedule 14A (Proxy) filed on April 4, 2012. For your convenience, we have reproduced below the full text of the Staff’s comments together with our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Schedule 14A

Compensation Discussion and Analysis, page 13

Performance Based Annual Awards, page 16

1. We note your response to our prior comment 7. Even if the achievement of your goals is subjective and not formulaic, you should describe each goal in sufficient detail so an investor would be able to understand what the achievement of the goal entailed. For example, to the extent applicable in future filings, you should identify the “strategic business objectives, goals and initiatives” and the “compliance goals” that needed to be achieved to meet goals (a) and (g) in your response.

Response:

In future filings, including the Company’s upcoming Schedule 14A filing, to the extent material to the Company’s compensation practices and applicable to a Named Executive Officer (“NEO”), the Company will disclose in sufficient detail additional specificity related to the achievement of such broad performance objectives. In regards to our 2012 Proxy, we propose to include the below disclosure in regards to the achievement of performance objectives by our NEOs (other than our Chief Executive Officer whose compensation is described in detail in a separate section within the CD&A). Please note that certain of our NEOs have changed:

“For 2011, these broad performance objectives were:

a.	Achievement related to business objectives and initiatives;
b.	Overall performance of the relevant business unit or discipline, including performance versus budget and the market environment;
c.	Revenues for the business unit overseen;
d.	Pre-tax income and/or margins for the business unit overseen;
e.	Risk management;
f.	Achievement of compliance goals (regulatory, legal and financial);
g.	Customer satisfaction;
h.	Employee satisfaction;
i.	Expense management; and
j.	Management effectiveness.

For Mr. Bisgay, items (a), (b), (e), (f), (g), (h), (i) and (j) were applicable. For Messrs. Sohos, Sadoff and Lhota, all of the items noted above were applicable. Item (a) objectives for Mr. Bisgay included the continued enhancement of the Company’s financial reporting infrastructure, particularly in regards to the reverse mortgage business of the Company, bolstering of Treasury department activities, including enhancing the liquidity profile and overall liquidity management program within the Company, and enhancing the Company’s overall risk management infrastructure. For Mr. Sohos, item (a) objectives related to the electronic trading group’s ability to launch new products and expand into new markets and asset classes, in addition to the strengthening of existing and new client relationships. For Mr. Sadoff, item (a) objectives related to the progress of the Company’s self-clearing initiative, including expansion into fixed income and options clearing, and to continued enhancements to the Company’s technology applications and technology and facilities infrastructure. Mr. Lhota’s item (a) objectives related to improvement in the performance of the fixed income business, including reductions to the cost structure of the business, in addition to the strengthening of existing and new client relationships. For items (b), (c) and (d), 2011 performance was compared to 2010 results along with 2011 budgets and goals set with the Board of Directors in October 2010 at the Board’s annual strategy meeting and with financial results and market conditions within the securities industry. For item (e), objectives were based on the establishment of effective risk management policies and procedures (Messrs. Bisgay and Sadoff), in addition to effective monitoring of trading, liquidity and credit risk (all NEOs), all based on the evaluation of the Company’s Risk Committee. As to item (f), objectives included regulatory examination performance (including the amount of any regulatory fines) for the business unit or discipline the NEO oversees and compliance with internal policies and procedures. Items (g) and (h) were assessed through both formal and informal surveys. As to item (i), objectives related to achievement of expense efficiencies, expense controls and expense rationalization. Item (j) objectives related to personnel development, resource allocation and retention of employees.

As there were no specific “target” or “threshold” levels of achievement established for these objectives, the determination as to whether such achievement was met was made in the sole discretion of our Chief Executive Officer.

Each of the factors comprising the 2011 broad performance objectives was a factor considered in determining each executive’s compensation and none of the broad performance objectives were dispositive or individually weighted. Accordingly, each Named Executive Officer’s incentive compensation was determined using a balanced approach that considered, in the context of a competitive marketplace, a variety of factors, including: (i) the Company’s performance for the fiscal year, including its compensation to revenue ratio; (ii) the executive’s contribution to that performance, partly taking into account the executive’s attainment of the broad performance objectives, as determined in the sole discretion of our Chief Executive Officer; (iii) a comparison with pay levels of comparable positions in the marketplace; and (iv) market conditions. For 2011, actual compensation paid to Messrs. Bisgay, Sohos, Sadoff, and Lhota was below the comparable pay levels the Company strived to reach (as noted in subsection (iii) above and on page      herein). Such 2011 incentive compensation was awarded as a mix of cash and RSUs in January 2012.”

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Please note that we are in the process of finalizing our Schedule 14A (Proxy) and there could be additional changes to the above disclosure. In the event any of the above language changes substantively, we will provide such language to the Staff for their review and comment.

Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ Steven Bisgay

Steven Bisgay

Senior Managing Director and Chief Financial Officer

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